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08028644

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CP Cogent Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 500
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen C. Sloan 214-871-5404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Travis Wolff & Company LLP
(Name – *if individual, state last, first, middle name*)

5580 LBJ Freeway Suite 400 (Address) Dallas (City) Texas (State) 75240 (Zip Code)

PROCESSED
MAR 2 4 2008 E
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FD 3/24

OATH OR AFFIRMATION

I, Stephen C. Sloan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CP Cogent Securities, LP, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALLISON A. KOONS
MY COMMISSION EXPIRES
December 5, 2011

[signature]
Signature

Managing Director
Title

[signature] 2.28.08
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CP COGENT SECURITIES, LP

Financial Statements
with
Independent Auditors' Report
and
Accompanying Information

Year Ended December 31, 2007

CP COGENT SECURITIES, LP

Table of Contents

TravisWolff
Independent Advisors & Accountants

5580 LBJ Freeway Suite 400
Dallas, Texas 75240-6270
t 972.661.1843 f 972.490.4120

INDEPENDENT AUDITORS' REPORT

CP Cogent Securities, LP
Dallas, Texas

We have audited the accompanying statement of financial condition of CP Cogent Securities, LP (the Partnership), as of December 31, 2007, and the related statements of income, partners' capital, and cash flows for the year then ended that the Partnership is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CP Cogent Securities, LP as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Travis Wolff & Company, L.L.P.

February 27, 2008

CP COGENT SECURITIES, LP

Statement of Financial Condition
December 31, 2007

CURRENT ASSETS		
Cash and cash equivalents	$	6,985,315
Accounts receivable		4,835,682
Total current assets	$	11,820,997
CURRENT LIABILITIES		
Accounts payable	$	1,688
State income taxes payable		38,610
Due to affiliate		5,831,911
Total current liabilities		5,872,209
Partners' capital		5,948,788
Total liabilities and partners' capital	$	11,820,997

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statement of Income
Year Ended December 31, 2007

Transaction income	$	17,967,213
Expenses		16,122,553
		1,844,660
Interest income		115,620
Income before state income taxes		1,960,280
State income taxes		38,610
Net income	$	1,921,670

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statement of Partners' Capital
Year Ended December 31, 2007

	General Partner	Limited Partner	Total
Balance at December 31, 2006	$ 8,341	$ 8,331,864	$ 8,340,205
Distributions	(4,313)	(4,308,774)	(4,313,087)
Net income	1,922	1,919,748	1,921,670
Balance at December 31, 2007	$ 5,950	$ 5,942,838	$ 5,948,788

See accompanying notes to financial statements.

CP COGENT SECURITIES, LP

Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:		
Net income	$	1,921,670
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable		740,509
Accounts payable		688
State income taxes payable		38,610
Due to affiliate		3,559,116
Net cash provided by operating activities		6,260,593
Cash flows from financing activities:		
Partners' capital distributions		(4,313,087)
Net increase in cash and cash equivalents		1,947,506
Cash and cash equivalents, beginning of year		5,037,809
Cash and cash equivalents, end of year	$	6,985,315

See accompanying notes to financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Organization
CP Cogent Securities, LP (the Partnership) is a limited partnership organized under the laws of the State of Texas. The Partnership is a registered broker/dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The 0.1% General Partner is Cogent Partners Investments, LLC, a Texas limited liability company (the General Partner), and the 99.9% Limited Partner is Cogent Partners, LP, a Texas limited partnership (the Limited Partner). The Partnership was organized in October 2002, but did not begin operations until April 1, 2003. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

Cash and cash equivalents
The Partnership considers all highly liquid, short-term investments having maturities when purchased of ninety days or fewer to be cash equivalents. The Partnership had $6,489,248 in cash equivalents at December 31, 2007.

Concentrations of credit risk
Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and unsecured accounts receivable. Cash is maintained in bank accounts that at times could exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Management analyzes the accounts receivable on a periodic basis, and accounts are written-off when they are deemed uncollectible. At December 31, 2007, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The Partnership did not write off any accounts receivable during the year ended December 31, 2007.

For the year ended December 31, 2007, approximately 24%, 12%, 10%, and 10% of transaction income related to four customers, respectively. Accounts receivable from one of these customers amounted to $1,534,113, representing approximately 32% of accounts receivable outstanding at December 31, 2007. Approximately 21%, 20%, and 14% of additional accounts receivable outstanding at December 31, 2007 related to three other customers, respectively.

Fair value of financial instruments
Substantially all of the Partnership's financial assets and liabilities are carried at amounts that because of their short-term nature, approximate fair value.

Note 1 - Organization and Summary of Significant Accounting Policies - (Continued)

Income taxes
Federal income taxes have not been provided for by the Partnership as the partners are individually liable for income taxes based on the Partnership's taxable income. The Partnership has recorded a provision for state income taxes related to the Texas margin tax.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnerships assessment of potentially doubtful accounts receivable, allocations of expenses under an expense sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

Transaction income
Transaction income is recognized at the close of the transaction on which the fees are based.

Recent accounting pronouncement
In June 2006, the Financial Accounting Standards Board (FASB) issued *Financial Interpretation No. 48, Accounting for Uncertainties in Income Taxes - An interpretation of FASB Statement No. 109* (FIN 48), which requires the recognition and measurement of tax positions that may not be sustainable upon examination. The new standard is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a significant effect on the Partnership's financial position, results of operations, or cash flows.

Note 2 - Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in 15c3-1, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $978,450, which is $586,774 in excess of its minimum net capital requirement of $391,676 at that date. Net capital as reported in the Partnership's Part IIA (unaudited) Focus report as of December 31, 2007, was $1,017,060, which was higher than the audited amount because the Partnership had not yet recorded a provision for Texas margin tax at the time the unaudited Focus report was filed. The Partnership's ratio of aggregate indebtedness to net capital was 6.00 to 1 at December 31, 2007.

Note 3 - Related Party Transactions

The Partnership operates under an expense sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities.

For the year ended December 31, 2007, the Partnership had reimbursed the Limited Partner $9,556,110 for these expenses. The Partnership, from time-to-time, borrows funds from the Limited Partner and at December 31, 2007, had payables to the Limited Partner totaling $5,831,911 for allocated expenses that had not been reimbursed.

Note 4 - Partners' Capital

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions, and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the Partners pro rata in accordance with their respective partnership interests. Distributions totaled $4,313,087 for year ended December 31, 2007.

Note 5 - Commitments and Contingencies

The General Partner and the Partnership lease office space and telecommunications equipment under various operating lease agreements in connection with an expense sharing agreement. The Partnership's portion of rent expense under the expense sharing agreement for the year ended December 31, 2007 was $364,636.

Note 5 - Commitments and Contingencies - (Continued)

The Partnership's portion of scheduled future maturities of non-cancelable operating leases under the expense sharing agreement are approximately as follows for the years ending December 31:

2008	$	364,000
2009		227,000
2010		232,000
2011		238,000
2012		160,000
	$	1,221,000

Note 6 - Information Relating to Possession or Controls Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(i) by not holding customer funds or safekeeping customer securities.

ACCOMPANYING INFORMATION

CP COGENT SECURITIES, LP

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2007

NET CAPITAL

Total partners' capital	$	5,948,788
Less nonallowable assets:		
Accounts receivable		4,835,682
Haircuts on securities		129,785
Other deduction		4,871
Net capital	$	978,450

AGGREGATE INDEBTEDNESS

Total liabilities	$	5,872,209

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	391,676
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	391,676
Net capital in excess of required minimum	$	586,774
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	391,229
Ratio: Aggregate indebtedness to net capital		6.00 to 1

RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17 A-5 AS OF DECEMBER 31, 2007):

Net capital, as reported in the Partnership's Part IIA (unaudited) FOCUS report	$	1,017,060
Adjustment to record state margin tax		(38,610)
Net capital per above	$	978,450

See accompanying independent auditors' report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5 FOR A
BROKER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

CP Cogent Securities, LP
Dallas, Texas

In planning and performing our audit of the financial statements of CP Cogent Securities, LP (the Partnership), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not to provide assurance on internal control. Accordingly, we do not express an opinion on the Partnership's internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordations of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or practices and procedures referred to above to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Travis, Wolff & Company, L.L.P.

Certified Public Accountants
Dallas, Texas
February 27, 2008

END